

Mail Stop 3561

October 17, 2016

Daniel Yong Zhang
Chief Executive Officer
Alibaba Group Holding Limited
26/F Tower One, Times Square
1 Matheson Street
Causeway Bay, Hong Kong

> **Re:**   **Alibaba Group Holding Limited**
> **Form 20-F for the Fiscal Year Ended March 31, 2016**
> **Filed May 24, 2016**
> **File No. 1-36614**

Dear Mr. Zhang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products